390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100
6500 County Road 666, Hoyt Lakes, MN 55750-0475, Tel: +1 (218) 471-2150
www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2012-16

POLYMET UPDATES TECHNICAL DISCLOSURE

St. Paul, Minnesota, November 1, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) has filed an updated Technical Report under National Instrument 43-101 ("NI 43-101") on its NorthMet copper-nickel-precious metals project located in the established Mesabi Iron Range mining district in northeastern Minnesota. The 43-101, dated October 12, 2012 has been filed on SEDAR and EDGAR and is on the Company's website at www.polymetmining.com.

Pierre Desautels, P.Geo and Gordon Zurowski, P.Eng of AGP Mining Consultants Inc. are Qualified Persons for the purposes of National Instrument 43-101 and has reviewed and approved the information of a scientific nature contained in this news release.

PolyMet News Release 2012-6 (June 14, 2012) reported that, in response to a routine review by the British Columbia Securities Commission ("BCSC") of the Company's continuous disclosure, PolyMet would update the NI 43-101 to incorporate the Definitive Feasibility Study ("DFS") prepared by Bateman Engineers in 2006, subsequent expansion of mineral resources and mineral reserves, modifications to the process flow sheet, and enhanced plans for protecting the environment.

Project Development Overview

With publication of the DFS in September 2006, PolyMet established SEC-standard mineral reserves. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). These expanded reserves had not been described in a NI 43-101 compliant Technical Report, which has now been addressed in the October 2012 Technical Report.

At a Net Metal Value (NMV) cut-off of US$7.42, the reserves lie within measured and indicated mineral resources of 694 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals. In addition, inferred mineral resources total 230 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals.

The NMV is calculated using copper price at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold with refining, insurance and transport cost, recovery ore to concentrate and recovery concentrate to metal taken into account.

Metal in Model	Unit	Metal Price ($)	Refining, Insurance and Transport ($)	Recovery Ore – Concentrate
Copper (%)	US$/lb	1.25	0.00	94.2%
Nickel (%)	US$/lb	5.60	1.40	72.5%
Cobalt (ppm)	US$/lb	15.25	6.10	42.0%
Platinum (ppb)	US$/troy oz	800.00	18.00	76.9%
Palladium (ppb)	US$/troy oz	210.00	17.00	79.6%
Gold (ppb)	US$/troy oz	400.00	9.50	75.7%

2008 DFS Update

On May 20, 2008 PolyMet reported revised processing plans and cost estimates for construction and operating costs that improve the economics and reduce the operating risks. The mine reserves were unaffected by these changes. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (12-15 months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;

  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs (for total project capital of $602 million) will be largely funded from cash flow from initial operations;

  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and

  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS, has been incorporated as an operating lease in updated operating costs.

Project Improvements

On February 2, 2011 the Company announced that it had further simplified the proposed metallurgical process, again with no change to the mine plan, and now plans to build the project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals, and

  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

Previous plans included a second autoclave and a copper solvent extraction/electro-winning (“SX-EW”) circuit to produce copper metal along with value added nickel-cobalt hydroxide and precious metals precipitate products. The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the environmental review process. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site. Approximately $127 million of the total $602 million capital costs estimated in the May 2008 DFS Update will not be incurred in this revised plan.

Both the DFS Update and the 2011 Project Improvements are described in the October2012 Technical Report.

Future Technical Report Updates
PolyMet intends to complete a full project update, incorporating the 2011 Project Improvements and final environmental engineering design controls as well as capital and operating costs, once detailed engineering design has been finalized. These environmental engineering designs include modular reverse osmosis (RO) water treatment facilities and other engineering controls that demonstrate NorthMet meets state and federal standards, including Minnesota's stringent water quality standards. PolyMet will incorporate these changes into a new Technical Report under 43-101, which it expects to publish in early 2013.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore bodyrr through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson
VP – Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.